Exhibit 99.1

ANNUAL GENERAL MEETING 2015 OF INNOCOLL AG

DECLARED VOTING RESULTS

Percentages are approximate values.

AGENDA ITEM	OBJECT OF RESOLUTION	VALID VOTES CAST	% OF SHARE CAPITAL	YES-VOTES AND % OF VOTES CAST	NO-VOTES AND % OF VOTES CAST	ABSTENTIONS AND % OF VOTES CAST	PROPOSAL
2	Discharge of the Management Board	1,420,464	79.29%	1,391,708 (97.98%)	(0%)	28,756 (2.02%)	accepted
3	Discharge of the Supervisory Board	1,393,384	77.78%	1,393,384 (98.09%)	(0%)	(0%)	accepted
4	Appointment of the Auditor of the consolidated Financial Statements of the Financial Year 2015	1,420,464	79.29%	1,420,464 (100%)	(0%)	(0%)	accepted
5.1	Election of Mr. Shumeet Banerji as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
5.2	Election of Mr. James Culverwell as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
5.3	Election of Mr. David Brennan as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
5.4	Election of Mr. Rolf D. Schmidt as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
5.5	Election of Mr. Jonathan Symonds as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
5.6	Election of Dr. Joe Wiley as Supervisory Board member	1,420,464	79.29%	1,393,966 (98.13%)	26,498 (1.87%)	(0%)	accepted
6	Remuneration of the Supervisory Board	1,420,464	79.29%	1,420,456 (100%)	8 (0%)	(0%)	accepted
7.1	Amendment of Sec. 4 of the	1,420,464	79.29%	1,391,712	27,913	839	accepted

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	Articles of Association			(97.98%)	(1.97%)	(0.05%)
7.2	Amendment of Sec. 16 para. 2 of the Articles of Association	1,420,464	79.29%	1,391,712 (97.98%)	27,913 (1.97%)	839 (0.05%)	accepted
7.3	Amendment of Sec. 16 para. 3 of the Articles of Association	1,420,464	79.29%	1,391,712 (97.98%)	27,913 (1.97%)	839 (0.05%)	accepted
8.1	Cancellation of Authorized Capital III	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted
8.2	Creation of new Authorized Capital III	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted
8.3	Amendment of Sec. 4 para. 10 of the Articles of Association	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted
8.4	Filing instructions for registration with the commercial register	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted
9.1	Capital increase and exclusion of subscription rights	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted
9.2	Authorization for the supervisory board to amend Sec. 4 para. 1 and 2 of the Articles of Association	1,420,464	79.29%	1,311,432 (92.32%)	108,193 (7.62%)	839 (0.06%)	accepted

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